2005 Market Street Suite 2600 Philadelphia, PA 19103 T: 215.564.8000
Jonathan M. Kopcsik jkopcsik@stradley.com 215.564.8099

July 9, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Filing Desk
Attn: Kalkidan Ezra

Re:	Delaware Group® Adviser Funds (File No. 811-07972)
Delaware Group Cash Reserve (File No. 811-02806)
Delaware Group Equity Funds II (File No. 811-00750)
Delaware Group Equity Funds IV (File No. 811-04413)
Delaware Group Equity Funds V (File No. 811-04997)
Delaware Group Global & International Funds (File No. 811-06324)
Delaware Group Government Funds (File No. 811-04304)
Delaware Group Income Funds (File No. 811-02071)
Delaware Group Limited-Term Government Funds (File No. 811-03363)
Delaware Group State Tax-Free Income Trust (File No. 811-02715)
Delaware Group Tax-Free Fund (File No. 811-03850)
Delaware Pooled® Trust (File No. 811-06322)
Delaware VIP® Trust (File No. 811-05162)
Ivy Funds (File No. 811-06569)
Ivy Variable Insurance Portfolios (File No. 811-05017)
Voyageur Mutual Funds (File No. 811-07742)
Voyageur Mutual Funds II (File No. 811-04989)
Voyageur Tax Free Funds (File No. 811-03910)

Comments on Preliminary Proxy Materials for Special Shareholder Meeting

Ms. Ezra:

On behalf of the above-referenced Registrants and their respective series therein (each a “Fund” and collectively, the “Funds”), the following are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically on June 30, 2025 with respect to the Registrants’ joint preliminary proxy statement, which was filed on June 20, 2025 (the “Proxy Statement”).  Each Staff comment is summarized below, followed by the Registrants’ response to the comment. Any capitalized terms used herein that are not defined have the same meaning as in the Proxy Statement.

Stradley Ronon Stevens & Young, LLP  |  stradley.com
Chicago  |  Los Angeles  |  New York  |  Philadelphia  |  Washington, D.C.

Kalkidan Ezra
July 9, 2025

1.	Comment: Review and revise, if necessary, the Proxy Statement to ensure that all hyperlinks are active.

Response: The Funds will ensure that all hyperlinks are active for the definitive version of the Proxy Statement.

2.
Comment: Under the heading “What is the Transaction and why am I being asked to vote?” in the Q&A section, clarify that shareholders are not being asked to vote on the transaction itself, but only on the proposal to approve a new advisory contract with Delaware Management Company (the “Proposal”).

Response: The Funds will make the requested change.

3.
Comment: Under the heading “Introduction” in the discussion of the Proposal, if applicable, disclose with as much precision as possible the estimated monetary benefit to be received by the Funds’ interested Trustees in connection with the Transaction.

Response: The Funds will add the following disclosure at the end of the last paragraph of that section: “Mr. Lytle may be considered to have a material interest in the Transaction and approval of the New Investment Advisory Agreements because he will receive substantial amounts in the form of closing and retention payments if the Transaction closes. The Funds do not bear any of the costs related to such payments.”

4.
Comment: Under the heading “Board Considerations in Approving the Proposed New Investment Advisory Agreements”, supplementally confirm that all of the interim advisory agreements may be terminated on 10 days written notice by the Board and if so, disclose this information in the Proxy Statement.

Response: The Funds so confirm and will include the requested information in the Proxy Statement.

5.	Comment: Provide a completed proxy card for the Ivy Funds registrant with the Funds’ comment-response letter.

Response: A copy of the final version of a proxy card for the Ivy Funds is attached as Exhibit A to this letter.

6.
Comment: Provide a written response letter to the Staff’s comments and a redline comparing the Proxy Statement to a revised version that reflects the Staff’s comments, five business days before mailing the Proxy Statement.

Kalkidan Ezra
July 9, 2025

Response: The Funds undertake to do so.

* * *

Please direct questions or comments relating to this filing to me at the above-referenced telephone number or Taylor Brody at (215) 564-8071.

Sincerely,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Emilia Wang, Esq.
Macquarie Asset Management

Kalkidan Ezra
July 9, 2025

EXHIBIT A

IVY FUNDS PROXY CARD

MACQUARIE

PROXY CARD

SIGN, DATE AND VOTE ON THE REVERSE SIDE

VOTER PROFILE:
Voter ID: 123456789 Security ID: 123456789
Shares Held: confidential Household ID: 000000

VOTE REGISTERED TO:

REG LINE1
REG LINE2
REG LINE3
REG LINE4
REG LINE5
SHAREHOLDER'S REGISTRATION PRINTED HERE
BOXES FOR TYPSETTING PURPOSES ONLY

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. PLEASE CAST YOUR PROXY VOTE *TODAY!*

VOTE ON THE INTERNET

Go to the website below and enter your control number or simply use your camera on your smart phone to scan this QR code. Internet voting is available 24 hours day.

vote.proxyonline.com

CONTROL NUMBER: 123456789101

VOTE BY PHONE

Call **(888) 227-9349** to reach an automated touch-tone voting line or call the number below to speak with a live representative Monday through Friday 9 AM to 10 PM ET.

(800) 659-6590

VOTE BY MAIL

Mail your signed and voted proxy back in the postage paid envelope provided.

Postage-Paid Envelope

MACQUARIE FUNDS
MERGE FUND NAME
JOINT SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 10, 2025

The undersigned, revoking all Proxies heretofore given, hereby appoints Emilia P. Wang, Aaron C. Buser, A.G. Ciavarelli, and Catherine A. DiValentino, each the attorney, agent, and proxy of the undersigned, with full power of substitution, to vote at the Joint Special Meeting of Shareholders of the above-mentioned Fund to be held via live webstream on September 10, 2025 at 2:00 PM ET and at any and all postponements or adjournments thereof (the "Meeting"), with all the powers which the undersigned would possess if personally present, and instructs them to vote in their discretion upon any matters which may properly be acted upon at this Meeting and specifically as indicated on the reverse side of this proxy card. The undersigned acknowledges receipt of the Notice of Special Meeting of Shareholders and the Proxy Statement.

Do you have questions? If you have any questions about how to vote your proxy or about the Meeting in general, please call toll-free (800) 659-6590. Representatives are available to assist you Monday through Friday 9AM to 10PM ET.

Important Notice Regarding the Availability of Proxy Materials: The Notice of the Meeting and Proxy Statement are available at https://vote.proxyonline.com/macquarie/docs/mtg2025.pdf.

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

MERGE FUND NAME

PROXY CARD

Please sign exactly as your name(s) appear(s) hereon, and date it. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. If shares are held jointly, one or more joint owners should sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

SIGNATURE (AND TITLE IF APPLICABLE) DATE

SIGNATURE (IF HELD JOINTLY) DATE

This proxy is solicited on behalf of the Board of Trustees.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN AND ABSENT DIRECTION WILL BE VOTED "FOR" THE PROPOSAL. IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING TO BE VOTED UPON, THE PROXY HOLDERS WILL VOTE, ACT AND CONSENT ON THOSE MATTERS IN ACCORDANCE WITH THE VIEWS OF MANAGEMENT.

The Board of Trustees unanimously recommends you vote FOR the following proposal:

TO VOTE, MARK ONE CIRCLE BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

PROPOSAL:	FOR	AGAINST	ABSTAIN
1. To approve a new investment advisory agreement for the Fund.	○	○	○

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]